[Letterhead of Chadbourne & Parke LLP]

July 14, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ACCO World Corporation
Registration Statement on Form S-4
File No. 333-124946
Filed on May 13, 2005, as amended June 22, 2005

Ladies and Gentlemen:

     On behalf of ACCO World Corporation, a Delaware corporation (to be renamed ACCO Brands Corporation, the “Company”), transmitted herewith is Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-4 (File No. 333-124946) filed on May 13, 2005 (as amended by Amendment No. 1, dated June 22, 2005, the “Registration Statement”), marked to show changes from the Registration Statement.

     This letter also is in response to the comments of the staff of the Securities and Exchange Commission (the “SEC”) made in the letter dated July 12, 2005 (the “Comment Letter”) from Susan Block of the Division of Corporation Finance of the SEC, to Edward P. Smith of Chadbourne & Parke LLP, in connection with the Registration Statement. Set forth below are the staff’s comments contained in Ms. Block’s letter (in bold face type) followed by the Company’s responses.

     Information contained in Amendment No. 2 regarding the Company and the responses to many of the staff’s comments set forth below, particularly those relating to the Company and its business, have been provided by the Company. As noted in the proxy statement/prospectus-information statement included in the Registration Statement and Amendment No. 2 (the “proxy statement/prospectus-information statement”), in addition to serving as a prospectus of the Company, the proxy statement/prospectus-information statement will be (i) a proxy statement of General Binding Corporation, a Delaware corporation (“GBC”), for a special meeting of GBC’s stockholders and (ii) provided to all holders of common stock of Fortune Brands, Inc., a Delaware corporation (“Fortune Brands”), as an information statement relating to the spin-off of all of the common stock of the

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Company owned by Fortune Brands. The responses to many of the staff’s comments below, particularly those relating to GBC, the merger and the special meeting of GBC’s stockholders are also provided on behalf of GBC, and the responses to certain of the staff’s comments below, particularly those related to the spin-off, are also provided on behalf of Fortune Brands.

     In addition to changes made to address the staff’s comments, Amendment No. 2 includes additional changes that reflect further discussions between the Company and GBC related to the integration of their businesses, which changes are indicated in marked copies of Amendment No. 2.

General

     1.      We note your response to our prior comment 1. Please advise us of the timing of your anticipated filing of the Form 8-A in relation to the registration statement going effective, the spin-off and merger.

     The Company supplementally advises the staff that, in connection with the listing of shares of its common stock on the New York Stock Exchange, the Company will file a registration statement on Form 8-A shortly after the effectiveness of the Registration Statement to register its shares of common stock under section 12(b) of the Securities Exchange Act of 1934, as amended.

     2.      We note your responses to our prior comments 1 and 2 and are still considering your responses. We may have further comment.

     The staff’s comment is noted. The Company refers the staff to the supplemental letter dated July 13, 2005 from Chadbourne & Parke LLP to Daniel Morris.

     3.      It appears to us that you may still be able to do the spin-off even if the GBC shareholders ended up not approving the merger. If so, please advise us why you believe a combined proxy statement/prospectus-information statement is appropriate.

     Fortune Brands supplementally advises the staff that the spin-off and the merger transactions are conditioned upon one another. Accordingly, under no circumstances will Fortune Brands consummate the spin-off unless the merger is approved by the stockholders of GBC and the merger is set to close immediately after the spin-off.

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Cover Letter to Stockholders of Fortune Brands

     4.     We note your supplemental response to our prior comment 8. Your substantiation appears to be incomplete. Specifically, it contains a sampling of numbers from your competitors, but you have not represented that these are your largest competitors. In addition, you have not provided any discussion to put the numbers in context. Please provide additional supplemental proof of your competitive position. As necessary, provide any discussion necessary to explain any statistical information you provide.

     The Company respectfully submits that, based on reported revenues, it believes that it is the world’s largest supplier of branded office products (excluding furniture, computers, printers and bulk paper) to the office products resale industry. In support of this statement, the Company supplementally includes with the copies of this letter delivered to Ms. Block additional materials prepared by the Company, the first of which is entitled “Note For Competitors” (“Supplement A”) and the second of which contains tables with the headings “Product Category”, “Competitors in the U.S.” and “Competitors in Europe” (“Supplement B”). Supplement A lists the Company’s largest competitors based on reported sales. These reported sales figures show that, on a pro forma basis, the combined company would have had higher sales than any of these competitors in 2004. In addition, Supplement B lists the Company’s main competitors in each of its various product categories.

Questions and answers, Page Q-1

     5.     We note your response to our prior comment 12. Please include similar disclosure in the sections entitled “Merger Agreement” and “Management of ACCO Brands Corporation.”

     In response to the staff’s comment, the disclosure has been revised as requested. See pages 61 and 128 of Amendment No. 2.

Disclosure Regarding Forward-Looking Statements, page 14

     6.     We note your response to our prior comment 19. We re-issue the comment. Please delete the reference to the Act or make clear that the Act does not apply.

     In response to the staff’s comment, the references to the Private Securities Litigation Reform Act have been deleted. See page 14 of Amendment No. 2.

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Background of the Merger, page 33

     7.      We note your response to our prior comment 24. Please revise to provide examples of the relevant due diligence and adjustments that informed your analysis.

     In response to the staff’s comment, the disclosure has been revised as requested. See page 33 of Amendment No. 2.

Opinions of GBC’s financial advisors, page 39

     8.     We note your supplemental response to our prior comment 28. Please disclose the projections for revenue and net income for the current year and next two years. You may provide the disclosure to us a supplemental basis first before filing it.

     Based upon counsel’s subsequent discussion with the staff, this will confirm that the projections were delivered on a confidential basis to Goldman Sachs and Deutsche Bank solely for the purpose of assisting them in preparing certain portions of their fairness opinion analysis and were not prepared for the purpose of public disclosure. Therefore, the projections are not included in the Registration Statement.

New Bank Facility and Notes, page 81

     9.     We note your response to our prior comment 37. Please provide us with your legal analysis as to why the issuance of the notes should not be integrated with this transaction.

     The Company respectfully submits to the staff that the issuance of notes as described in “Financing of ACCO Brands Corporation” beginning on page 81 of Amendment No. 2 should not be integrated with this transaction. The integration doctrine considers whether separate transactions in securities should be viewed as a single transaction for the purposes of analyzing whether the registration requirements of the Securities Act of 1933, as amended, apply. In SEC Release No. 33-4552, the SEC provided five factors to determine whether two offerings should be integrated. The factors are:

(1)	whether the offerings are part of a single plan of financing;

(2)	whether the offerings involve the issuance of the same class of security;

(3)	whether the offerings are made at or about the same time;

(4)	whether the same type of consideration is to be received; and

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(5)	whether the offerings are for the same general purpose.

     Although the issuance of notes and the completion of this transaction will occur at or about the same time, in applying the remaining four factors to the issuance of notes and this transaction, the Company believes that the significant differences between the transactions and their overall purposes lead to the conclusion that they should not be integrated.

     First, the issuance of the notes and the offering of Company common stock in this transaction are not part of a single plan of financing. As more fully described beginning on page 81 of Amendment No. 2, the notes are being issued as part of a financing meant to allow the Company to repay dividend notes and to refinance debt of the combined company. In contrast, the Company common stock offered to GBC stockholders in connection with the merger and to be distributed to Fortune Brands stockholders in connection the spin-off will not raise any capital for the Company.

     Second, the transactions involve different classes of securities. The notes will comprise debt securities issued to noteholders. The securities into which GBC common stock and GBC Class B common stock will be converted upon the completion of the merger and which will be distributed to Fortune Brands stockholders in the spin-off will be shares of common stock of the Company.

     Third, the same type of consideration will not be received in the transactions. As described above, whereas the issuance of notes involves a capital raising transaction, the shares of Company common stock offered in connection with the merger will be issued in connection with the conversion of shares of GBC common stock and GBC Class B common stock. The shares to be distributed in connection with the spin-off will simply be distributed to Fortune Brands stockholders and will not involve any consideration to the Company.

     Fourth, there are significant differences in the purposes of the transactions. As described above, the purpose of the notes issuance is to raise capital to allow the Company to repay dividend notes and to refinance debt of the combined company. The shares of Company common stock offered in connection with the merger are being offered as consideration to GBC stockholders and do not involve any capital raising on the part of the Company. Likewise, the shares to be distributed in connection with the spin-off will simply be distributed to Fortune Brands stockholders and do not involve any capital raising.

     Based upon the foregoing, in particular the dissimilar purposes of the issuance of notes and this transaction and the fact that the offerings are not part of a single plan of financing, the Company respectfully submits that the issuance of notes should not be integrated with this transaction.

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Basis of Presentation, page 105

     10.     We note your response to our previous comment 42. However, we continue to believe that your allocation of interest expense without a corresponding allocation of intercompany debt may provide incongruent financial information. Please reconsider the propriety of allocating interest expense in the absence of an intercompany debt allocation or, in the alternative, expand your disclosure to explain why you believe your method of reflecting interest expense is the most supportable in the circumstances.

     In response to the staff’s comment, the disclosure has been revised. See pages F 10 and F-34. The Company respectfully submits that the allocation of interest expense without recording an allocation of intercompany debt as a liability is appropriate and consistent with the allocation of parent company costs as described in Staff Accounting Bulletin Topic 1.B (SAB 1B). The guidance in SAB 1B refers specifically to the allocation of costs and not the recording of a liability. The Company believes it is common practice for parent company costs to be allocated to a subsidiary with the resulting credit recorded to equity (Parent company investment). This treatment is appropriate because the allocation of costs does not result in a liability recorded by the subsidiary since the parent does not require payment. This concept is also applicable to other parent company costs allocated to the subsidiary without the related liability. Intercompany debt has not been recorded as a liability by the Company because the Company is not legally obligated to pay any amount. However, the interest costs have been incurred by Fortune Brands and allocated to the Company because the Company believes such an approach produces statements of income that reflect all the costs of doing business.

Rights Agreement, page 147

     11.      We note your response to our prior comment 46. It appears that GBC shareholders will also receive the rights in connection with the merger. As such, please explain this throughout, such as in Questions and Answers About the Transactions.

     In response to the staff’s comment, the disclosure has been revised as requested. See letter to GBC stockholders in Amendment No. 2 and pages Q-1, 15, 25 and 28 of Amendment No. 2.

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Customer Program Costs, page F-10

     12.      Please revise your disclosure of Customer Program Costs to include a description of cooperative advertising and how much you have spent on such programs during each period presented.

     In response to the staff’s comment and counsel’s subsequent discussion with the staff, the disclosure has been revised. See page F-10 of Amendment No. 2.

Advertising Costs, page F-11

     13.      Please clarify whether the amounts you disclose as advertising costs for the last three fiscal years include spending on cooperative advertising programs.

     In response to the staff’s comment and counsel’s subsequent discussion with the staff, the disclosure has been revised as requested. See page F-11 of Amendment No. 2.

Chadbourne & Parke LLP Draft Legal Opinion

     14.     Please also opine that the rights that are being registered are binding obligations under the contract law governing the rights agreement.

     In response to the staff’s comment, the Chadbourne & Parke LLP legal opinion has been revised as requested. See Exhibit 5.1 to Amendment No. 2.

Chadbourne & Parke LLP Draft Tax Opinion

     15.     It appears you are filing a short-form opinion. The exhibit 8 short-form opinion and prospectus must clearly state that the discussion in the prospectus, under “Certain United States Federal Income Tax Consequences,” at page 83, is Counsel’s opinion. It is not acceptable for either the short-form opinion or the prospectus to state that the discussion in the prospectus is “an accurate description” of the material federal income tax consequences. Please revise the exhibit and the prospectus to clearly state that the discussion in the prospectus is counsel’s opinion.

     In response to the staff’s comment, each of (i) the disclosure and (ii) the Chadbourne & Parke LLP tax opinion has been revised as requested. See pages 84 and 86 of Amendment No. 2 and Exhibit 8.1 to Amendment No. 2.

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     16.     We note in your draft the statement that the opinion is expressed as of its date. As the opinion must speak to the date of effectiveness, either delete this statement in the final version or file an updated opinion at the date of effectiveness.

     In response to the staff’s comment, the Chadbourne & Parke LLP tax opinion has been revised as requested. See Exhibit 8.1 to Amendment No. 2.

     17.      Please delete the second to last paragraph, which limits who may rely upon the opinion. You may limit reliance as to subject matter — legality — but not as who can rely upon it or when.

     In response to the staff’s comment, the Chadbourne & Parke LLP tax opinion has been revised as requested. See Exhibit 8.1 to Amendment No. 2.

Skadden, Arps Draft Tax Opinion

     18.      It appears to us that an opinion on the tax consequences to GBC shareholders should be provided. Please revise to include it or advise.

     In response to the staff’s comment, the Skadden, Arps, Slate, Meagher & Flom LLP tax opinion has been revised as requested. See Exhibit 8.2 to Amendment No. 2.

     19.      Please delete the language in the second to last paragraph that limits who may rely upon the opinion. You may limit reliance as to subject matter — legality — but not as to who can rely upon it or when.

     In response to the staff’s comment, the Skadden, Arps, Slate, Meagher & Flom LLP tax opinion has been revised as requested. See Exhibit 8.2 to Amendment No. 2.

*          *          *

     We are also delivering to each of Susan Block, Daniel Morris, Amy Geddes and David Humphrey of the staff courtesy copies of (i) Amendment No. 2, marked to show changes from the Registration Statement, (ii) this response letter and (iii) supplemental materials referred to herein.

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     Please telephone A. Robert Colby at (212) 408-5571 or, in his absence, Edward P. Smith at (212) 408-5371, of this office, if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comment to Edward P. Smith by facsimile at (212) 541-5369.

Very truly yours, /s/ CHADBOURNE & PARKE LLP CHADBOURNE & PARKE LLP

Enclosures

VIA EDGAR

cc:      Susan Block, Securities and Exchange Commission
           Daniel Morris, Securities and Exchange Commission
           Amy Geddes, Securities and Exchange Commission
           David Humphrey, Securities and Exchange Commission

DMS/emt